November 16, 2012

    Mr. Jim B. Rosenberg
    Senior Assistant Chief Accountant
    United States Securities and Exchange Commission
    Washington, D.C. 20549

Manulife Financial Corporation

Dear Mr. Rosenberg:

We have received your letter dated November 16, 2012, confirming the comment orally communicated to Lynda Sullivan, EVP and Controller on October 23, 2012 by Ms. Tabatha Akins via a phone conversation.  As discussed by our U.S. counsel, Alan Paley of Debevoise & Plimpton LLP, with Ms. Akins this morning, we are reviewing your comment and we intend to submit a response as soon as practical.  As Ms. Sullivan and others required to prepare our response will be in Asia next week, we respectfully request an extension for our response for 10 business days from today’s date, which would be December 3rd.  I would appreciate it if you would confirm to me that this will be acceptable.

Sincerely,

/s/ Angela Shaffer
Vice President & Corporate Secretary

cc:             Stephen Sigurdson
Manulife Financial Corporation

Alan Paley
Debevoise & Plimpton LLP

200 Bloor Street East, NT 10,Toronto, ON M4W 1E5 Tel: (416) 852-3950 Fax: (416) 926-3041 E-mail: angela_shaffer@manulife.com	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.